Exhibit 99.1

Press Release 20 July 2017 07:00 am CEST

Celyad announces initiation of the SHRINK trial

•	SHRINK study to evaluate the synergetic effect of the concurrent administration of CYAD-01 (CAR-T NKG2D) with standard chemotherapy in patients suffering from metastatic colorectal cancer

Mont-Saint-Guibert, Belgium – Celyad SA/NV (EURONEXT Brussels and Paris, and NASDAQ: CYAD), a leader in the discovery and development of CAR-T cell therapies, today announced the initiation of the SHRINK trial, a third clinical trial with its lead product candidate CYAD-01 (CAR-T NKG2D), targeting metastatic colorectal patients.

SHRINK (Standard CHemotherapy Regimen and Immunotherapy with NKR-2) is an open-label Phase I study evaluating the safety and clinical activity of multiple doses of CYAD-01, administered concurrently with the neoadjuvant FOLFOX treatment in patients with potentially resectable liver metastases from colorectal cancer.

Dr. Christian Homsy, CEO of Celyad commented: “We are happy to start the SHRINK trial as it will allow us to evaluate the efficiency of our promising CYAD-01 therapy in combination with chemotherapy. We are confident that our partnership with key Belgian cancer institutions will provide us with new insights in the treatment of metastatic colorectal cancer. Today’s announcement, in conjunction with our ongoing THINK trial and the upcoming LINK study, reaffirms our commitment and dedication to beat cancer with a strong focus on solid tumors.”

Dr. Frédéric Lehmann, VP Clinical Development and Medical Affairs at Celyad added: “As leaders in our field, it is our task to further develop the potential of our CAR-T treatments. Starting SHRINK is another important milestone for us and for patients worldwide, evaluating the synergetic effect of the concurrent administration of our lead candidate CYAD-01 with standard chemotherapy as first-line treatment for metastatic colorectal cancers. We now look forward to the first infusion of a colorectal patient in the coming weeks and to the registration of other patients. The SHRINK study is one of the new Celyad studies to be initiated in 2017 as part of a global comprehensive clinical program supporting the development of our CYAD-01 candidate.”

SHRINK will be conducted in Belgium in key oncology centers. It contains a dose escalation and an extension stage. The dose escalation design will include three dose levels adjusted to body weight: up to 3x108, 1x109 and 3x109 of CYAD-01. At each dose, the patients will receive three successive administrations, two weeks apart at the specified dose. The dose escalation part of the study will enroll up to 18 patients while the extension phase would enroll 21 additional patients.

www.celyad.com    |    1

Press Release 20 July 2017 07:00 am CEST

The colorectal cancer indication evaluated in the SHRINK trial was selected based on evidence generated in the pre-clinical settings and in the ongoing THINK study.

SHRINK is Celyad’s third clinical trial of its CYAD-01 product candidate, a CAR-T cell therapy using NKG2D ligands as a target. The two other trials are CM-CS1 (completed) and THINK (ongoing).

***END***

About Celyad

Celyad is a clinical-stage biopharmaceutical company focused on the development of specialized CAR-T cell based therapies. The company utilizes its expertise in cell engineering to target cancer. Celyad’s Natural Killer Receptor based T-Cell (NKR-T) platform has the potential to treat a broad range of solid and hematologic tumors. Its lead oncology candidate, the CAR-T NKR-2, has been evaluated in a single dose escalation Phase I clinical trial to assess the safety and feasibility of CAR-T NKR-2 cells in patients suffering from AML or MM. This Phase I study was successfully completed in September 2016. Celyad was founded in 2007 and is based in Mont-Saint-Guibert, Belgium, and Boston, Massachusetts. Celyad’s ordinary shares are listed on the Euronext Brussels and Euronext Paris exchanges, and its American Depository Shares are listed on NASDAQ Global Market, all under the ticker symbol CYAD.

For more information about Celyad, please visit: www.celyad.com

About Celyad’s NKR-T Cell Platform

Celyad is developing a unique CAR-T cell platform, using Natural Killer Receptor (NKR) transduced on to T lymphocytes. The platform targets a wide range of solid and hematological tumors. Unlike traditional CAR-T cell therapy, which target only one tumor antigen, Natural Killer (NK) cell receptors enable a single receptor to recognize multiple tumor antigens.

Celyad’s lead candidate, CAR-T NKR-2, is a CAR-T-Cell engineered to express the human NK receptor, NKG2D, which is an activating receptor. CAR-T NKR-2 triggers cell killing through the binding of NKG2D to any of eight naturally occurring ligands that are known to be overexpressed on more than 80% of tumors.

Preclinical results indicate that CAR-T NKR-2 has multiple mechanisms of actions and goes beyond direct cancer cell killing. It inhibits the mechanisms that enable tumors to evade the immune system, activates and recruit anti-tumor immune cells and disrupts the blood supply to the tumor. These mechanisms promote the induction of adaptive immunity, meaning the development of a long-term immune memory against specific tumor antigens of the targeted tumor.

In contrast to traditional CAR-T therapeutic approaches, and based on strong preclinical evidence, Celyad’s current CAR-T NKR-2 program does not use patient lymphodepleting pre-conditioning, thereby avoiding the toxicities associated with chemotherapy and allowing the immune system to remain intact.

Celyad is developing both autologous and allogeneic CAR-T NKR-2 approaches. For autologous CAR-T NKR-2, Celyad collects the patient’s own T-Cells and engineers them to express NKG2D in order to target cancer cells effectively. Celyad’s allogeneic platform engineers the T-Cells of healthy donors, to also express TCR Inhibitory Molecules (TIMs), to avoid having the donor cells rejected by the patient’s normal tissues (also called Graft vs. Host Disease).

The preclinical research underlying this technology was originally conducted at Dartmouth College by Dr. Charles Sentman and has been published extensively in peer-reviewed publications.

www.celyad.com    |    2

Press Release 20 July 2017 07:00 am CEST

For more information, please contact:

For Europe: Consilium Strategic Communications

Chris Gardner and Chris Welsh – T: +44 (0)20 3709 5700 – celyad@consilium-comms.com

For France: NewCap

Pierre Laurent and Nicolas Mérigeau – T: + 33(0)1 44 71 94 94 – celyad@newcap.eu

For Belgium: Comfi

Gunther De Backer and Sabine Leclercq – T.: +32 (0)2 290 90 90 – celyad@comfi.be

For the U.S.: Stern Investor Relations

Will O’Connor and Michael Schaffzin – T.: +1 212.362.1200 – celyad@sternir.com

To subscribe to Celyad’s newsletter, visit www.celyad.com

Follow us on LinkedIn & Twitter @CelyadSA

Forward looking statements

In addition to historical facts or statements of current condition, this press release contains forward looking statements, including statements about the potential safety and feasibility of CYAD-01 cell therapy, which reflect our current expectations and projections about future events, and involve certain known and unknown risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These forward looking statements are further qualified by important factors, which could cause actual results to differ materially from those in the forward-looking statements, including risks associated with conducting clinical trials; the risk that safety, bioactivity, feasibility and/or efficacy demonstrated in earlier clinical or pre-clinical studies may not be replicated in subsequent studies; risk associated with the timely submission and approval of anticipated regulatory filings; the successful initiation and completion of clinical trials, including Phase I clinical trial for CYAD-01; risks associated with the satisfaction of regulatory and other requirements; risks associated with the actions of regulatory bodies and other governmental authorities; risks associated with obtaining, maintaining and protecting intellectual property, our ability to enforce our patents against infringers and defend our patent portfolio against challenges from third parties; risks associated with competition from others developing products for similar uses; risks associated with our ability to manage operating expenses; and risks associated with our ability to obtain additional funding to support our business activities and establish and maintain strategic business alliances and business initiatives. A further list and description of these risks, uncertainties and other risks can be found in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F filed with the SEC on April 8, 2016 and future filings and reports by the Company. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. The Company expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

www.celyad.com    |    3

Press Release Regulated information 2 August 2017 5:00 pm CET

Information on the total number of voting rights and shares (Articles 15 of the Law of 2 May 2007)

Mont-Saint-Guibert, Belgium – Celyad (Euronext Brussels and Paris, and NASDAQ:CYAD), a pioneer in the discovery and development of CAR-T cell therapies, disclose the information required under article 15, § 1 of the Law of 2 May 2007 regarding the disclosure of important shareholdings in listed companies.

Following the exercise of 7,950 warrants of the Company on 1 August 2017, the share capital is increased to 33,151,900.63 EUR and is represented by 9,533,703 shares.

FIGURES – MODIFIED ON 1 AUGUST 2017 FOLLOWING THE EXERCISE OF WARRANTS

New shares issued following the exercise of Company’s warrants: 7,950.

Company’s share capital: 33,151,900.63 EUR.

Total number of shares with voting rights: 9,533,703.

Total number of voting rights (= denominator): 9,533,703.

STATUTORY THRESHOLDS – UNCHANGED

Statutory thresholds for participation (article 12 of the by-laws): 5%, 10%, 15%, 20% and so by increments of 5%.

CONTACT PERSON FOR REGULATED INFORMATION (FINANCIAL, TRANSPARENCY)

According to Law, any transparency declaration must be sent to our Company by email to the attention of Patrick Jeanmart, Chief Financial Officer (CFO): pjeanmart@celyad.com.

Further questions about the content of this release can be sent to investors@celyad.com.

***END**

www.celyad.com    |    1

Press Release Regulated information 2 August 2017 5:00 pm CET

About Celyad

Celyad is a clinical-stage biopharmaceutical company focused on the development of specialized CAR-T cell based therapies. The company utilizes its expertise in cell engineering to target cancer. Celyad’s Natural Killer Receptor based T-Cell (NKR-T) platform has the potential to treat a broad range of solid and hematologic tumors. Its lead oncology candidate, the CAR-T NKR-2, has been evaluated in a single dose escalation Phase I clinical trial to assess the safety and feasibility of CAR-T NKR-2 cells in patients suffering from AML or MM. This Phase I study was successfully completed in September 2016. Celyad was founded in 2007 and is based in Mont-Saint-Guibert, Belgium, and Boston, Massachusetts. Celyad’s ordinary shares are listed on the Euronext Brussels and Euronext Paris exchanges, and its American Depository Shares are listed on NASDAQ Global Market, all under the ticker symbol CYAD.

For more information about Celyad, please visit: www.celyad.com

About Celyad’s NKR-T Cell Platform

Celyad is developing a unique CAR-T cell platform, using Natural Killer Receptor (NKR) transduced on to T lymphocytes. The platform targets a wide range of solid and hematological tumors. Unlike traditional CAR-T cell therapy, which target only one tumor antigen, Natural Killer (NK) cell receptors enable a single receptor to recognize multiple tumor antigens.

Celyad’s lead candidate, CAR-T NKR-2, is a CAR-T-Cell engineered to express the human NK receptor, NKG2D, which is an activating receptor. CAR-T NKR-2 triggers cell killing through the binding of NKG2D to any of eight naturally occurring ligands that are known to be overexpressed on more than 80% of tumors.

Preclinical results indicate that CAR-T NKR-2 has multiple mechanisms of actions and goes beyond direct cancer cell killing. It inhibits the mechanisms that enable tumors to evade the immune system, activates and recruit anti-tumor immune cells and disrupts the blood supply to the tumor. These mechanisms promote the induction of adaptive immunity, meaning the development of a long-term immune memory against specific tumor antigens of the targeted tumor.

In contrast to traditional CAR-T therapeutic approaches, and based on strong preclinical evidence, Celyad’s current CAR-T NKR-2 program does not use patient lymphodepleting pre-conditioning, thereby avoiding the toxicities associated with chemotherapy and allowing the immune system to remain intact.

Celyad is developing both autologous and allogeneic CAR-T NKR-2 approaches. For autologous CAR-T NKR-2, Celyad collects the patient’s own T-Cells and engineers them to express NKG2D in order to target cancer cells effectively. Celyad’s allogeneic platform engineers the T-Cells of healthy donors, to also express TCR Inhibitory Molecules (TIMs), to avoid having the donor cells rejected by the patient’s normal tissues (also called Graft vs. Host Disease).

The preclinical research underlying this technology was originally conducted at Dartmouth College by Dr. Charles Sentman and has been published extensively in peer-reviewed publications.

For more information, please contact:

For Europe: Consilium Strategic Communications

Chris Gardner and Chris Welsh – T: +44 (0)20 3709 5700 – celyad@consilium-comms.com

For France: NewCap

Pierre Laurent and Nicolas Mérigeau – T: + 33(0)1 44 71 94 94 – celyad@newcap.eu

For Belgium: Comfi

Gunther De Backer and Sabine Leclercq – T.: +32 (0)2 290 90 90 – celyad@comfi.be

To subscribe to Celyad’s newsletter, visit www.celyad.com

Follow us on LinkedIn & Twitter @CelyadSA

www.celyad.com    |    2

Press Release Regulated information 2 August 2017 5:00 pm CET

Forward looking statements

In addition to historical facts or statements of current condition, this press release contains forward looking statements, including statements about the potential safety and feasibility of CYAD-01 cell therapy, which reflect our current expectations and projections about future events, and involve certain known and unknown risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These forward looking statements are further qualified by important factors, which could cause actual results to differ materially from those in the forward-looking statements, including risks associated with conducting clinical trials; the risk that safety, bioactivity, feasibility and/or efficacy demonstrated in earlier clinical or pre-clinical studies may not be replicated in subsequent studies; risk associated with the timely submission and approval of anticipated regulatory filings; the successful initiation and completion of clinical trials, including Phase I clinical trial for CYAD-01; risks associated with the satisfaction of regulatory and other requirements; risks associated with the actions of regulatory bodies and other governmental authorities; risks associated with obtaining, maintaining and protecting intellectual property, our ability to enforce our patents against infringers and defend our patent portfolio against challenges from third parties; risks associated with competition from others developing products for similar uses; risks associated with our ability to manage operating expenses; and risks associated with our ability to obtain additional funding to support our business activities and establish and maintain strategic business alliances and business initiatives. A further list and description of these risks, uncertainties and other risks can be found in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F filed with the SEC on April 8, 2016 and future filings and reports by the Company. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. The Company expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

www.celyad.com    |    3